                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
       1 (b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No. 2)*


                              GRAPHON CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  388707 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 6 Pages

-----------------------------                         --------------------------
  CUSIP NO. 388707 10 1              13G                  Page 2 of 6 Pages
-----------------------------                         --------------------------


--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

               Robin Ford
               Tax ID Number: ###-##-####

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    NOT APPLICABLE                                  (a) [_]      (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4          USA


--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            743,240 (includes 418,200 shares of common stock
                          played in escrow to be sold to Spencer Trask investors on January 20, 2000, and options to purchase 150,000 shares of common stock at an exercise price of $6.13 per share.)

      SHARES       -------------------------------------------------------------

                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
                          325,040 (excludes 418,200 shares of common stock
                          placed in escrow to be sold to Spencer Trask investors
    REPORTING             on January 20, 2000.)

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
 9    REPORTING PERSON 743,240 (See Item 4)

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
10    EXCLUDES CERTAIN SHARES *                                        [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

                                                            5.9%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
12                                                             IN


--------------------------------------------------------------------------------

                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 6 Pages

Item 1(a). NAME OF ISSUER:
           ---------------

           GraphOn Corporation

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           ------------------------------------------------

           150 Harrison Avenue
           Campbell, CA 95008

Item 2(a). NAME OF PERSON FILING:
           ----------------------

           Robin Ford

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           ------------------------------------------------------------

           c/o GraphOn Corporation
           150 Harrison Avenue
           Campbell, CA 95008

Item 2(c). CITIZENSHIP:
           ------------

           USA

Item 2(d). TITLE OF CLASS OF SECURITIES:
           -----------------------------

           Common Stock

Item 2(e). CUSIP NUMBER:
           -------------

           Not Applicable

Item 3. If this statement is filed pursuant to Rules 13-d1 (b) or 13d-2 (b), check whether the person is filing is a:

           Not Applicable

                                                               Page 4 of 6 Pages

ITEM 4.   OWNERSHIP:
          ----------


          The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1999:


               (a)  Amount beneficially owned: 743,240 /1/
                    --------------------------

               (b)  Percent of Class:     5.9%
                    -----------------

               (c)  Number of shares as to which such person has:
                    --------------------------------------------


                         (i)   Sole power to vote or to direct the vote:
                               -----------------------------------------
                               743,240/1/

                         (ii)  Shared power to vote or to direct the vote:
                               -------------------------------------------
                               0

                         (iii) Sole power to dispose or to direct the
                               --------------------------------------
                               disposition of:
                               ---------------
                               325,040/2/

                         (iv)  Shared power to dispose or to direct the
                               ----------------------------------------
                               disposition of:   0
                               --------------


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          ---------------------------------------------

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          ---------------------------------------------------------------

          Not Applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          ----------------------------------------------------------------------
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          ---------------------------------------------------------

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ---------------------------------------------------------

          Not applicable


________________________

/1/ Includes 418,200 shares of common stock placed in escrow to be sold to Spencer Trask investors on January 20,2000, and options to purchase 150,000 shares of common stock at an exercise price of $6.13 per share.
/2/ Excludes 418,200 shares of common stock placed in escrow to be sold to Spencer Trask investors on January 20,2000.

                                                               Page 5 of 6 Pages

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:
          ------------------------------

          Not applicable

ITEM 10.  CERTIFICATION:
          -------------

          Not applicable

                                                               Page 6 of 6 Pages

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Dated:  February 11, 2000

                                      /s/ Robin Ford
                                      ---------------------------------------
                                      Robin Ford
                                      Executive Vice President, Marketing and
                                      Sales